                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                       PIONEER NATURAL RESOURCES COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   723787107
                                 (CUSIP Number)

                                Kenneth A. Hersh
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 820-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 3, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 723787107                                        PAGE    OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DNR-MESA HOLDINGS, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                                                                OO (SEE ITEM 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DNR-MESA HOLDINGS, L.P. IS A LIMITED PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  11,370,165(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  11,370,165(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,370,165

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.46%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------




---------------

(1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

(2) Based on the 73,555,501 shares of Common Stock outstanding, as reported in the Issuer's 8-K filed in August 1997.


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

      The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on August 18, 1997, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

      No modification.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      No modification.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The Partnership, the Issuer, Chauvco Resources Ltd. ("Chauvco"), Scott D. Sheffield and I. Jon Brumley have entered into a Shareholders Agreement dated as of September 3, 1997 (the "Shareholders Agreement") under which the Partnership has agreed to vote its shares of Common Stock in favor of a proposed plan of arrangement pursuant to which the Issuer will acquire the outstanding shares of Chauvco in exchange for shares of the Issuer's common stock or exchangeable shares of a newly created Canadian subsidiary of the Issuer. The Shareholders Agreement also provides that the Partnership will not vote for any change in a majority of the persons who constitute the board of directors of the Issuer, any change in the present capitalization of the Issuer, any amendment to the articles or bylaws of the Issuer, or any other material change in the Issuer's corporate structure or business. The Shareholders Agreement restricts dispositions of the common stock owned by the Partnership prior to the termination of the agreement. The Shareholders Agreement and all obligations of the Partnership thereunder will terminate on the earlier of the consummation of the proposed arrangement or the termination of the plan of arrangement. See Exhibit 10.4 attached hereto for a complete copy of the Shareholders Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 10.4 - Shareholders Agreement dated September 3, 1997 among the Partnership, the Issuer, Chauvco Resources Ltd., Scott D. Sheffield and I. Jon Brumley.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 10, 1997         DNR-MESA HOLDINGS, L.P.

                                  By: Rainwater, Inc., its Sole General Partner



                                  By:  /s/  KENNETH A HERSH
                                     ------------------------------------------
                                     Kenneth A. Hersh, Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
Exhibit 10.4 -      Shareholders Agreement dated September 3, 1997 among the
                    Partnership, the Issuer, Chauvco Resources Ltd., Scott D.
                    Sheffield and I. Jon Brumley.